GUARDFORCE AI CO., LIMITED

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

September 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Lopez-Molina

Re:	Guardforce AI Co., Limited (the “Company”)
Registration Statement on Form F-1
File No. 333-258054 (the “Registration Statement”)

Dear Ms. Lopez-Molina:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on September 28, 2021, or as soon thereafter as practicable.

Please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100. to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

Guardforce AI Co., Limited

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.